TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES ANNOUNCES $1,050,000 PRIVATE PLACEMENT

For Immediate Release: October 21, 2003, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that a private placement for 3,000,000 units at $0.35 per unit, to raise $1,050,000, has been approved by the board of directors. Each unit will consist of one common share of Teryl Resources Corp. and a ½ warrant enabling the investor to purchase an additional share at an exercise price of $0.50 per share for a one year period. Two half warrants will enable the investor to purchase one additional share.

The funds raised are to be mainly used for the Gil joint venture with Kinross, West Ridge initial drilling program, general corporate purposes and accounts payable.

The financing is subject to the necessary regulatory approval.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:           John Robertson
                          800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5

Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com